

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2023

Yingkai Xu
Chief Executive Officer
Mingteng International Corp Inc.
Lvhua Village, Luoshe Town
Huishan District, Wuxi
Jiangsu Province, China 214189

> **Re: Mingteng International Corp Inc.**
> **Registration Statement on Form F-1**
> **Filed March 29, 2023**
> **File No. 333-270953**

Dear Yingkai Xu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Filed March 29, 2023

Cover Page

1.  We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures and the risks to investors of non-compliance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing